August 17, 2015

VIA EDGAR

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc.
Form 40-F for the Year Ended December 31, 2014
Filed March 27, 2015
File No. 001-31880

Dear Ms. Jenkins:

On behalf of our client, Yamana Gold Inc. (the “Company”), we hereby acknowledge receipt of the comment letter, dated July 23, 2015 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the

“Commission”) concerning the above captioned Form 40-F (the “Form 40-F”).  On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company.  For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

Form 40-F for the Year Ended December 31, 2014

Exhibit 99.1

1.              In future filings, for each property with a mineral reserve please disclose the respective metallurgical recovery in the footnotes to your reserve table.

Response: In future filings, the Company will include disclosure regarding metallurgical recovery for each of its material properties in accordance with National Instrument 43-101 (“NI 43-101”).

2.              We note your disclosure of mineral reserves for the Jeronimo property and the C1-Santa Luz property. Additionally we note that the Jeronimo property was impaired in 2013 and that the C1-Santa Luz property was placed on care and maintenance and partially impaired during 2014. Considering that you report reserves and resources under National Instrument 43-101, please tell us about the facts and circumstances in which you would reclassify a mineral reserve into a mineral resource category.

Response: Under NI 43-101, a mineral reserve must be reclassified as a mineral resource when it is determined that the mineral reserve will no longer generate positive cash flows over the life of the project due to changes such as lower metal prices, higher operating costs and lower metallurgical recoveries. Under NI 43-101, the Company’s site management, operational management and exploration and technical services management responsible for mineral resources and mineral reserves annually review the parameters used to determine the mineral reserves and mineral resources of all of its operating and development projects and, after taking into account depletion at its operating projects, to the extent necessary updates each of the projects with new metal prices, cost assumptions and metallurgical recoveries. When as a result of such annual review it is determined that mineral reserves will no longer generate positive cash flows over the life of the project, the mineral reserves are reclassified as mineral resources. None of the circumstances that would cause the Company to reclassify the mineral reserves of C1-Santa Luz (“C1”) or Jeronimo as mineral resources were present as of December 31, 2014.

The Company observes that the conditions that would cause an asset to be impaired under IFRS (IAS 36.8 Impairment of Assets) are not the same as the conditions that would require the reclassification of mineral reserves as mineral resources under NI 43-101. Under IFRS, an impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. Thus, for example, a decline in the estimated future cash flows of a project may require an impairment of the project under IFRS. However, if the project can still generate positive cash flows over its life, no reclassification of mineral reserves to mineral resources would be required, despite the impairment.  Consequently, an impairment under IFRS does not necessitate a reclassification of mineral reserves to mineral resources under NI 43-101.

As noted by the Staff, Jeronimo was impaired in 2013 and C1’s operations were placed on “care and maintenance” and partially impaired in 2014.  As reflected in the Company’s report on Form 6-K, furnished to the SEC on August 13, 2015, all of C1’s mineral reserves have been reclassified as mineral resources in connection with a new Preliminary Economic Assessment of C1.  In addition, management responsible for mineral resources and mineral reserves is reviewing Jeronimo using updated metal price and cost information. When this review is complete, Jeronimo’s mineral reserves will be re-estimated to determine whether any such mineral reserves should be reclassified as mineral resources. Any reclassification would be reported by the end of 2015. Until such time, no reclassification of Jeronimo’s mineral reserves is required under NI 43-101.

Exhibit 99.2
16. Disclosure Controls and Procedures
Management’s Report on Internal Control over Financial Reporting, page 79

3.              Please revise your disclosure to provide your assessment of the effectiveness of the issuer’s internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Please refer to General Instruction B(6)(c)(3) to Form 40-F.

Response: The disclosure referenced in the Staff’s comment is included in Form 40-F, page 5, under “Disclosure Controls and Procedures — Management’s report on internal control over financial reporting”.  In future filings, the Company will also include such disclosure in the “Disclosure Controls and Procedures” section of its Management’s Discussion and Analysis of Operations and Financial Condition, as it has in prior filings.

Attached hereto is a written statement of the Company providing the acknowledgements requested by the Staff.

Thank you for your review of this response letter.  Please direct all questions or comments regarding this letter to me at 416-504-0525 or to my colleague Christian Kurtz at 416-504-0524.

Very truly yours,

/s/ Adam M. Givertz
Adam M. Givertz

cc:	Brian McAllister
Angela Lumley
John Coleman
Securities and Exchange Commission
Charles Main
Sofia Tsakos
Yamana Gold Inc.
Christian Kurtz
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Yamana Gold Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 2200

Toronto, Ontario M5J 2J3

August 17, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Yamana Gold Inc.
Form 40-F for the Year Ended December 31, 2014
Filed March 27, 2015
File No. 001-31880

Dear Ms. Jenkins:

In connection with the response submitted on behalf of Yamana Gold Inc. (the “Company”) on August 17, 2015 regarding the above captioned Form 40-F (the “Filing”), the Company hereby acknowledges that:

1.              the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Yamana Gold Inc.

By:	/s/ Sofia Tsakos
Name:	Sofia Tsakos
Title:	Senior Vice President, General Counsel and Corporate Secretary